SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2000
                         ----------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                         Commission File Number 0-23817

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       Northwest Retirement Savings Plan

         B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             Northwest Bancorp, Inc.
                           Liberty and Second Streets
                         Warren, Pennsylvania 16365-2353

                        NORTHWEST RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                        NORTHWEST RETIREMENT SAVINGS PLAN



                                Table of Contents



                                                                          Page

Independent Auditors' Report                                                1

Statements of Net Assets Available for Benefits as of
   December 31, 2000 and 1999                                               2

Statements of Changes in Net Assets Available for Benefits
   for the Years Ended December 31, 2000 and 1999                           3

Notes to Financial Statements                                               4


Supplemental Schedule

1       Schedule of Assets Held for Investment Purposes as
        of December 31, 2000                                                9


Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA), have been omitted because there is no information to report.

                       Consent of Independent Certified Public Accountants



The Board of Directors
Northwest Bancorp, Inc.:

We consent to incorporation by reference in the Registration Statement (No. 333-41984) on Form S-8 of Northwest Bancorp, Inc. of our report dated June 1, 2001, that is included in the December 31, 2000, Annual Report on Form 11-K of the Northwest Retirement Savings Plan.




June 22, 2001

                          Independent Auditors' Report


Board of Directors
Northwest Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Northwest Retirement Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000, is for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Pittsburgh, Pennsylvania
June 1, 2001

                       NORTHWEST RETIREMENT SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2000 and 1999


                      Assets                     2000                 1999
                                         -------------------- ------------------
Investments (note 3)                    $      20,894,840            18,972,146
Receivables:
   Employer contribution                           86,842                31,262
   Accrued interest and dividends                  17,522                 2,141
                                         -------------------- ------------------
              Total receivables                   104,364                33,403
                                         -------------------- ------------------
              Total assets                     20,999,204            19,005,549
                                         -------------------- ------------------
              Net assets available for
              benefits                  $      20,999,204            19,005,549
                                         ==================== ==================
See accompanying notes to financial statements.

                        NORTHWEST RETIREMENT SAVINGS PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2000 and 1999


                                                    2000               1999
                                              ----------------- ----------------
Additions:
  Additions to net assets attributed to:
     Investment income:
       Net depreciation in fair
         value of investments (note 3)       $     (344,838)          (878,842)
       Dividends and interest                     1,332,608            963,920
                                              ----------------- ----------------
              Total investment income               987,770             85,078

     Contributions:
       Employer                                     598,631            546,127
       Participant                                1,499,871          1,344,204
       Rollovers - participant                      103,691          2,450,681
                                              ----------------- ----------------
              Total contributions                 2,202,193          4,341,012
                                              ----------------- ----------------
              Total additions                     3,189,963          4,426,090
Deductions:
  Deductions from net assets attributed to:
    Distributions to participants                 1,183,713            833,759
    Plan forfeitures                                 12,595             16,450
                                              ----------------- ----------------
              Total deductions                    1,196,308            850,209
                                              ----------------- ----------------
              Net increase                        1,993,655          3,575,881
Net assets available for benefits:
  Beginning of year                              19,005,549         15,429,668
                                              ----------------- ----------------
  End of year                                $   20,999,204         19,005,549
                                              ================= ================

See accompanying notes to financial statements.

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(1)   Description of the Plan

      The following description of the Northwest Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      (a)  General

           The Plan is a defined contribution plan covering all full-time and part-time employees of Northwest Savings Bank (the "Company") who have one year of service, worked 1,000 hours in a calendar year and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      (b)  Contributions

           Each year, participants may voluntarily contribute up to 15% of pretax annual compensation, as defined in the Plan. Participant contributions are subject to certain annual limitations established by the Internal Revenue Service ($10,500 limit in 2000 and $10,000 limit in 1999). Participants may also contribute amounts representing distributions from other qualified retirement plans. Participant contributions and fund changes are participant directed.

           The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Employer matching contributions are allocated in proportion to the employee's current investment allocation. Additional amounts may be contributed at the option of the Plan's Administrative Committee.

      (c)  Participant Accounts

           Each participant's account is credited with the participant's contribution, allocations of the Company's contribution and Plan earnings. Allocations of earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      (d)  Vesting

           Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution plus earnings thereon is based on years of continuous service. The vesting schedule is as follows:

                                                 Percentage of
                   Years of service        non-forfeitable interest
                  --------------------    ----------------------------

                      0-2                               0%
                        3                              20%
                        4                              40%
                        5                              60%
                        6                              80%
                        7 or more                     100%

      (e)  Investment Options

           Upon enrollment in the Plan, a participant may direct employee contributions in any percentage increments in any of these eight investment options: Fidelity Institutional Cash Money Market Portfolio, Fidelity Ginnie Mae Fund, Fidelity Blue Chip Growth Fund, Vanguard Windsor II Fund, Northwest Bancorp, Inc. stock, T. Rowe Price International Stock Fund, Vanguard Balanced Index Fund and FPA Capital Fund. Participants are permitted to change investment elections on a daily basis.

           Investments in Northwest Bancorp, Inc. stock are based upon each employee's investment allocation. Purchases of the stock occur when the custodian receives the employee and employer contributions. These purchases are conducted through a broker at the prevailing market price of the stock on the exchange in which these shares trade.

      (f)  Benefit Payments

           Upon termination of service or attainment of age 59-1/2, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account.

      (g)  Loans to Participants

           Loans to participants are not permitted by the Plan document.

      (h)  Forfeitures

           Forfeited nonvested accounts are used to reduce employer contributions. Forfeitures amounted to $12,595 and $16,450 for the years ended December 31, 2000 and 1999, respectively.

                       NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(2)   Summary of Significant Accounting Policies

      (a)  General

           The accompanying financial statements are prepared on the accrual basis of accounting.

      (b)  Use of Estimates

           The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      (c)  Investment Valuation and Income Recognition

           The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price.

           Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

           The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      (d)  Contributions

           Participant contributions are recorded in the month withheld from the participant's wages. Company contributions are recorded in the same month.

      (e)  Distributions to Participants

           Distributions to participants are recorded when paid by the trustee.

      (f)  Plan Termination

           Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

      (g)  Administrative Expenses

           The administrative costs of the Plan are paid by the Company and, as such, are not reflected as expenses of the Plan.

                       NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(3)   Investments

      At December 31, 2000 and 1999, the following investments were held by the
Plan:

                                              2000                               1999
                                    ---------------------------    -----------------------------
                                     Shares      Fair value          Shares         Fair value
                                    ---------   ---------------    -----------    --------------
Fidelity Institutional Cash
   Money Market Portfolio            937,121   $     937,121        1,123,081   $   1,123,081   *
Fidelity Ginnie Mae Fund              81,386         873,274           82,910         858,947
Fidelity Blue Chip Growth Fund       117,299       6,044,421   *      106,875       6,424,285   *
Vanguard Windsor II Fund              94,262       2,563,937   *       86,380       2,156,906   *
Northwest Bancorp, Inc. stock        655,397       5,939,863   *      586,253       4,067,423   *
T. Rowe Price International Stock
   Fund                               53,471         776,401           35,578         677,052
Vanguard Balanced Index Fund          95,923       1,830,213   *       83,597       1,690,327   *
FPA Capital Fund                      86,568       1,929,610   *       63,640       1,974,125   *
                                                 ---------------                  --------------

                                               $  20,894,840                    $  18,972,146
                                                 ===============                  ==============

* Investments greater than 5% of net assets available for plan benefits at the end of the Plan year.

                       NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


      The Plan's investments (including gains and losses on investments bought and sold) (depreciated) appreciated in value as follows:


                                                            2000         1999
                                                       -------------- ----------
Mutual funds (includes realized gains of $159,701
  and $100,337 in 2000 and 1999, respectively)       $  (1,664,390)   1,120,533
Common stock (includes realized (losses)/gains of
$(43,577) and $102,129 in 2000 and 1999,
  respectively)                                          1,319,552   (1,999,375)
                                                       -------------- ----------
                                                     $    (344,838)    (878,842)
                                                       ============== ==========


(4)   Tax Status

      A favorable determination letter was received from the Internal Revenue Service on November 24, 1997, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the "Code"), and the related trust is exempt from tax under section 501(a) of the Code. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under section 401(a) and the related trust continues to be tax-exempt as of December 31, 2000. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

                        NORTHWEST RETIREMENT SAVINGS PLAN
                                 EIN: 25-0368460
                                Plan Number: 002
                 Schedule of Assets Held for Investment Purposes
                             as of December 31, 2000

                                December 31, 2000

         Identity of issue,
        borrower, lessor or                                                                                      Current
            similar party                                 Description of assets                                   value
   ------------------------------------------------------------------------------------------------------  --------------------
                                 Registered investment companies:
    Fidelity Investments         Fidelity Institutional Cash Money Market Portfolio                       $         937,121
    Fidelity Investments         Fidelity Ginnie Mae Fund                                                           873,274
    Fidelity Investments         Fidelity Blue Chip Growth Fund                                                   6,044,421
    Vanguard                     Vanguard Windsor II Fund                                                         2,563,937
    T. Rowe Price                T. Rowe Price International Stock Fund                                             776,401
    Vanguard                     Vanguard Balanced Index Fund                                                     1,830,213
    FPA Investments              FPA Capital Fund                                                                 1,929,610
                                                                                                           --------------------
                                         Total registered investment companies                                   14,954,977

                                 Employer securities:

 * Northwest Bancorp, Inc.       Northwest Bancorp, Inc. common stock                                             5,939,863
                                                                                                           --------------------
                                                                                                          $      20,894,840
                                                                                                           ====================

* Represents a party-in-interest to the Plan. See accompanying independent auditors' report.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               NORTHWEST RETIREMENT SAVINGS PLAN




Date:    June 27, 2001                         By: /s/ Richard L. Rausch
                                                  ------------------------------
                                                    Name:  Richard L. Rausch
                                                    Title: Vice President and
                                                           Plan Administrator